UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-58005

Cooper Cameron Corporation

(Exact name of registrant as specified in its charter)

1333 West Loop South, Suite 1700, Houston, Texas 77027 Tel. (713) 513-3300

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Plan Interests under the Individual Account Retirement Plan for Hourly-paid Employees at the

Cooper Cameron Corporation Mount Vernon Plant and Cooper Cameron Corporation

Common Stock, par value $.01 per share, issuable pursuant to the Plan

(Title of each class of securities covered by this Form)

Cooper Cameron Corporation Common Stock, par value $.01 per share

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☑ ☐ ☐ ☐ ☑

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Individual Account Retirement Plan For Hourly-paid Employees At The Cooper Cameron Corporation Mount Vernon Plant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 18, 2003		INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR HOURLY-PAID EMPLOYEES AT THE COOPER CAMERON CORPORATION MOUNT VERNON PLANT

	By:	COOPER CAMERON CORPORATION, AS PLAN SPONSOR

	By:	/s/ William C. Lemmer William C. Lemmer Vice President, General Counsel & Secretary